Filed by A Paradise Acquisition Corp. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: A Paradise Acquisition Corp. (File No. 001-42769)
Enhanced launches peptide platform to turn performance medicine into a consumer product business
The company behind the Enhanced Games is moving into personalised longevity and performance products, signalling a tighter link between biohacking commerce and sports spectacle
By: Jon Lipsey
Enhanced, the company behind the Enhanced Games, has launched an online personalised performance medicine and supplement platform and said it plans to expand further into peptides. The initial rollout includes proprietary supplement blends, hormone replacement therapy for men and women, and other longevity-focused protocols.
That matters because this is not just a product extension. It is a vertical integration move. Enhanced is attempting to turn a controversial sports property into a consumer health and performance brand, using the visibility of the Games to support a direct-to-consumer commerce business. The company plans to market seven peptides through its new online health service, with ambitions to add more if regulation loosens.
“Research has shown that the peptide industry is exploding both here in the United States and globally,” Enhanced’s Chris Jones told Unfiltered. “Consumers are interested in using peptides. They’re often finding out about them from Instagram, and I hate to say it, but unqualified sources.
“We want to make sure that we’re entering a market in a medically supervised way. Some estimates have put that market as large as $80 billion globally. We have a fiduciary responsibility to make sure that we’re getting into it in ways that make sense. More importantly, all of those compounds, the medically studied ones, the ones that will be legalised, we hope, in the future, align with our existing strategy to provide longevity medicine in all its different forms.
“So this is a huge opportunity. We’re very excited about it. We want to go slow, but at the same time, we’re reacting to the directional signals that we’re hearing from the FDA, and making sure that we’re ready to take advantage of and capitalise on that opportunity, should that marketplace open up.”
Peptide products and compounded performance medicine
The core technology here is not a new sensor or device. It is a platform built around compounded therapies, performance protocols, and personalised product selection.

Enhanced said its current platform already offers Sermorelin and plans to add Tesamorelin, Glutathione, and Oxytocin, while potentially expanding into additional compounds such as CJC-1295, Ipamorelin, Thymosin Alpha-1, TB-4, GHRP-2/6, Kisspeptin-10, Semax, and Selank if regulatory conditions allow. The company tied that expansion to possible movement of 14 peptide compounds from the FDA’s Category 2 restricted list to Category 1, which would again allow licensed 503A pharmacies to compound them.
“What the head of the FDA, Robert F. Kennedy Jr, said in a recent podcast is that there are 14 peptides out of 19 that are currently on a category two list, which means that they’re not allowed to be compounded in the United States or sold in the United States for anything other than research purposes,” said Jones. “That would eliminate any kind of competitive marketplace.
“The 14 of those are going to potentially be looked at to move off the category two list. If that is the case, then they can, in fact, be compounded in the United States and be sold.
“We’re going to look at that group of 14. We see seven that we would likely make available via our platform, where customers can go and buy something.”
When we asked why they are currently only looking at seven out of the 14 peptides, Jones said, “Because everything we do is going to be at the highest medical and clinical standards, whether it’s our IRP clinical trial with our athletes or anything we’re going to sell to customers. Those two things, even though they’re disparate, are very much part of a similar, symbiotic strategy.
We want to be sure that there’s enough human and clinical trial data on any new substance, peptide or otherwise, that we feel comfortable with. Right now, we’re comfortable with the seven. As time goes on, if there are 14 that get removed from the category two list, we’ll look at the other seven and the long-term data that comes out on them. But right now, we feel comfortable at this moment with just those seven.”
What is a performance medicine platform?
A performance medicine platform is a digital health commerce model that combines clinical protocols, compounded therapies, supplements, and personalised guidance to sell optimisation-focused interventions for energy, recovery, body composition, or longevity. In practice, it sits somewhere between telehealth, biohacking retail, and consumer wellness infrastructure.
Why the peptide category matters now
Enhanced said the global peptide therapeutics market is worth about $52 billion today and could reach $87 billion by 2035. That gives the company a clear commercial rationale for expansion.
But the larger signal is strategic. Peptides have historically sat in a grey zone between clinical medicine, compounding, underground biohacking, and online “research chemical” culture. Gizmodo notes that many of the compounds Enhanced wants to sell remain controversial, and that some were previously described by the FDA as posing potentially significant safety risks.

The article also notes that Kennedy had spoken publicly about loosening restrictions on 14 peptides.
That combination — regulatory ambiguity, consumer demand, and ideological support for optimisation — is creating an opening for new health brands to position themselves as trusted gateways into a previously fragmented market.
Sports spectacle is becoming a distribution engine for health products
The most important industry signal is the merger of two models: sports entertainment and performance medicine retail.
Enhanced’s CEO said the company’s athlete clinical trial data informs its consumer strategy and helps position the brand around “longevity and performance needs.” The company is also sponsoring an IRB-approved trial involving 40 elite athletes connected to the inaugural Enhanced Games event in Las Vegas on May 24, 2026.
That suggests a broader pattern. Health and performance brands increasingly want more than audience attention. They want proprietary data, owned distribution and a direct commercial path from spectacle to product purchase.
They also feel that the time to expand into performance medicine is right. “Public response has been generally good,” said Jones. “We haven’t specifically started to run peptide advertising, but you’re seeing each day in the daily reports that volume, visits, average order size, number of things put in a cart, all the things that a DTC brand would look for, are, on small numbers, because we’ve only been open here for less than a month, but are all moving in the right direction. All those arrows are pointing in the right direction.
“From an investor standpoint, we’ve seen a lot of really strong response. They’re very keen to see this marketplace open up in a regulated fashion, and they see us as one of the companies that could be a winner in the space. They see us operating in the U.S. initially, and $15 billion of that earlier mentioned $80 billion market is right here in the U.S.
“We want to go get our fair share of that market. Our current investor base, and hopefully those thinking of investing in us when we go public here shortly, see that opportunity as a big driver and reason why they would want to invest in the company and be a part of the growth that we are fully expecting to experience.”
Future implications for consumer biohacking and longevity commerce
Over the next five to ten years, this model could reshape parts of the optimisation economy in three ways.
First, performance medicine may become a branded consumer category, not just a niche clinical service. Second, sports and athlete narratives may become acquisition channels for longevity products. Third, regulatory shifts around compounding and peptides may determine which companies scale fastest.

Enhanced’s update is therefore about more than peptides. It signals a future in which performance brands do not just sponsor aspiration. They sell the protocols, compounds and clinical pathways attached to it.
Important Information for Investors and Shareholders
This communication relates to a proposed transaction involving A Paradise Acquisition Corp. (“A Paradise”) and Enhanced Ltd (“Enhanced” or the “Company”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A Paradise and Enhanced have filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”), which includes a document that serves as a prospectus and proxy statement of A Paradise, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all A Paradise shareholders. A Paradise and Enhanced also will file other documents regarding the business combination with the SEC. Before making any voting decision, investors and security holders of A Paradise are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the business combination, as they become available because they will contain important information about the business combination. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination or information included herein.
Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by A Paradise and Enhanced through the website maintained by the SEC at www.sec.gov. The documents filed by A Paradise with the SEC also may be obtained upon written request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
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Enhanced, A Paradise and their respective directors and executive officers may be deemed participants in the solicitation of proxies from A Paradise's stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in A Paradise is contained in A Paradise and Enhanced’s registration statement on Form S-4 which has been filed with the SEC, and is available free of charge at the SEC’s website at https://www.sec.gov/, or by directing a request to A Paradise Acquisition Corp., The Sun’s Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong, Attention: Claudius Tsang, Chief Executive Officer, +852 9583 3199.
Additional information regarding the interests of such participants is contained in the registration statement. A list of the names of the directors and executive officers of Enhanced and information regarding their interests in the business combination is contained in the registration statement. Additional information regarding the interests of such participants in the solicitation process may also be included in other relevant documents when they are filed with the SEC.

Forward-Looking Statements
This communication only speaks at the date hereof and may contain, and related discussions contain, “forward-looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of A Paradise, Enhanced or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of A Paradise and Enhanced. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could”, or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond A Paradise’s and Enhanced’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to: the outcome of any legal proceedings that may be brought against Enhanced or A Paradise following the announcement of the transactions described herein; the inability to complete the transactions described herein; the failure to obtain required regulatory or shareholder approvals; the valuation of Enhanced in connection with the business combination, which was  determined through negotiations among affiliated parties and may not represent a market-based valuation; Enhanced’s unproven business model, limited operating history, and minimal revenue to date; the success of the inaugural 2026 Enhanced Games and subsequent events; audience, sponsor and media demand for performance-enhanced competition and related products; the availability of financing and proceeds from the private placement financing described herein; public, medical, regulatory, and ethical scrutiny of performance-enhancement substances and telehealth practices; the evolution of applicable sports, health, and data-privacy regulations; competition from established sports organizations and entertainment providers; insurance coverage limitations and increased operating costs; dependence on key management and medical personnel; exposure to litigation, antitrust or regulatory actions; risks related to market volatility, redemptions and the consummation of the business combination; Enhanced’s ability to develop and, expand its information technology and financial infrastructure; Enhanced’s intellectual property position, including the ability to maintain and protect intellectual property; the need to hire additional personnel and ability to attract and retain such personnel; the ability to recruit and retain athletes, coaches and partners; its ability to obtain additional capital and establish, grow and maintain cash flow or obtain additional and adequate financing; the effects of any future indebtedness on Enhanced’s liquidity and its ability to operate the business; its expectations concerning relationships with third parties and partners; the impact of laws and regulations and its ability to comply with such laws and regulations including laws and regulations relating to consumer protection, advertising, tax, data privacy, and anti-corruption; any changes in certain rules and practices of U.S. and Non-U.S. entities, including U.S.A. Swimming, U.S.A. Track & Field, U.S.A Weightlifting, World Anti-Doping Agency, World Aquatics, World Athletics, the International Weightlifting Federation and other sport governing bodies; its expectations regarding the period during which Enhanced will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Enhanced’s anticipated use of its existing resources and proceeds from the transactions described herein. There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this communication will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, A Paradise and Enhanced each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.
References throughout this communication to websites and reports are provided for convenience only, and the content on the referenced websites or in the referenced reports is not incorporated by reference into this communication. Enhanced assumes no liability for any third-party content contained on the referenced websites or in the referenced reports.